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                            July 15, 2021

       Juan Fernandez Pascual
       Chief Executive Officer and Chief Financial Officer
       Genesis Unicorn Capital Corp.
       281 Witherspoon Street
       Suite 120
       Princeton, NJ, 08540

                                                        Re: Genesis Unicorn
Capital Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 2, 2021
                                                            File No. 333-257623

       Dear Mr. Pascual:

               We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 Filed July 2, 2021

       Exhibits

   1. Disclosure on page 59 of your registration statement states that the exclusive forum provisions of your
warrant agreement will not apply to suits brought to enforce any liability or duty
created by the Exchange Act, but Section 9.3 of the form of warrant agreement filed as
Exhibit 4.4 does not appear to exempt any types of claims from the exclusive forum
provision. Please revise or advise.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Juan Fernandez Pascual
Genesis Unicorn Capital Corp.
July 15, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Morgan Youngwood, Senior Staff Accountant, at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff
Attorney, at 202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameJuan Fernandez Pascual
                                                           Division of
Corporation Finance
Comapany NameGenesis Unicorn Capital Corp.
                                                           Office of Technology
July 15, 2021 Page 2
cc:       Brian Daughney
FirstName LastName